No. 0039

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2002

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

P.E.
5-1-02

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________)

Enclosure: Professional Staff plc – Quarter 4 Results dated 9th May 2002

FOR: **Professional Staff plc**

CONTACT: Andrew Dixey
CEO
Professional Staff plc
44-1-753-580-540

INVESTOR RELATIONS: Christine Mohrmann/Lindsay Hatton
Press: Brian Maddox/Scot Hoffman
Morgen-Walke Associates, Inc.
(212) 850-5600

FOR IMMEDIATE DISTRIBUTION

PROFESSIONAL STAFF REPORTS FOURTH QUARTER RESULTS

LONDON, ENGLAND – May 9, 2002 – Professional Staff plc (Nasdaq: PSTF) today reported results for the fourth quarter and year ended March 31, 2002.

Net income for the fourth quarter 2002 before adjustments was a loss of £0.41 million ($0.58 million) or £0.05 ($0.07) per diluted share in line with the company's preliminary announcement on April 3, 2002. For the fourth quarter, revenues were £24.02 million ($34.23 million) compared with £41.06 million ($58.51 million) in the prior-year period. Operating income was a loss of £10.27 million ($14.63 million) compared with a loss of £0.20 million ($0.29 million) in the fourth quarter 2001. Net income for the fourth quarter 2002 was a loss of £9.80 million ($13.96 million), or £1.12 ($1.60) per diluted share, versus a loss of £0.30 million ($0.43 million), or £0.03 ($0.05) per diluted share, in the prior-year period. Included in these results for the fourth quarter of 2002 are charges amounting to £9.61 million ($13.69 million) primarily related to impairment of goodwill, redundancy costs and other asset write downs. The net income effect of these items was £9.39 million ($13.37 million) or £1.07 ($1.53) per diluted share.

For the 12 months ended March 31, 2002, revenues were £116.1 million ($165.4 million) compared with £146.7 million ($209.0 million) in the prior-year period. Net income was a loss of £11.93 million ($17.00 million), or £1.37 ($1.95) per diluted share, compared with net income of £0.75 million ($1.07 million), or £0.08 ($0.12) per diluted share, for the year ended March 31, 2001.

"Fiscal 2002 was an extremely challenging year for the staffing industry and especially so in S.Com's communications technology market place," commented Andrew Dixey, CEO of Professional Staff. "Nevertheless we took prompt and decisive action during the year to reduce our cost base and restructure the business. In S.Com our SG&A run rate is now approximately 47% below the prior year period and SG&A reductions throughout the Company will result in a cost savings of £7.5 million ($10.7 million) per annum."

Mr. Dixey added, "We have entered fiscal 2003 with a strong market position and a solid balance sheet. With continued focus on cash flow maximization and expense management, we anticipate total revenues for the first half of 2003 to be comparable to the last six months of 2002. As market conditions improve, we will be able to use the significant operating leverage that was created in 2002 to control expenses and drive profits in 2003."

In the Company's Science Division, fourth quarter revenues for SRG, the UK laboratory staffing business, increased 3% sequentially and increased 15% over the prior year period. The Woolf Group, the US clinical trials staffing business, experienced fourth quarter revenue growth of 6% over the third quarter 2002. Revenues at Euromedica, the executive search business, were affected by the continued softness in demand that has characterized the market since the third quarter 2002.

During the fourth quarter, the Interim Management Division performed in line with expectations, as activity in this division started to reach more normalized levels. Due to the economic environment, however, it remained difficult to translate the increased activity into real orders, leading to a 21% sequential decline in revenues for the quarter.

The Company continued to successfully manage cash flow in the last three months of fiscal 2002, with net inflows for the fourth quarter of £4.9 million ($7.0 million) including £1.8 million ($2.6 million) from an office building sale. The closing net cash position was £5.6 million ($8.0 million) compared to a net debt position of £8.7 million ($12.4 million) a year ago.

Mr. Dixey concluded, "In the fourth quarter, we made it a priority to streamline our business to create additional operating efficiencies. To this end, we completed a successful restructuring within our Science Division, which will strengthen the ties between SRG and the Woolf Group to allow for increased financial, geographical and operational synergies. We are confident that our efforts to re-evaluate, restructure and improve our business will position us well for a profitable 2003.

Within the management team, we are sorry to announce that Kevin Worrall has decided to resign as a director of Professional Staff plc and would like to thank him for his contribution over the last six years and wish him every success for the future."

Professional Staff is a specialty staffing services company based mainly in the United Kingdom, the United States and a number of European countries, including Germany and France, providing temporary and permanent placement services to the communications technology, science and interim management sectors. Professional Staff's ordinary shares are traded in the form of American Depositary Shares on the Nasdaq National Market.

****

This press release includes certain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, many of which are beyond our control and all of which are based on our current beliefs and expectations about future events. Forward-looking statements are typically identified by words such as "will", "anticipate", "estimate" and similar expressions and include, among others, statements regarding our strategy, operations, economic performance, financial condition, future results of operations and capital needs, estimates of additional payments to be made pursuant to certain acquisition agreements and the temporary staffing industry generally. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve uncertainties and risks, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to: our ability to achieve and manage growth; risks associated with the acquisition of new businesses; the highly competitive nature of the temporary staffing industry; our ability to attract qualified technical professionals and retain key personnel; economic and business conditions in the UK, continental Europe and the United States; the success of our operating strategies; changes in government regulations; our ability to retain existing customers and to obtain new customers; fluctuations in exchange rates and demand for staffing services; and business risk management. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Tables Follow)

Professional Staff plc

CONSOLIDATED INCOME STATEMENT

(000s except per share data)

	3 months to March 31		12 months to March 31	
	(unaudited) 2002 (1)	(unaudited) 2001 (2)	(unaudited) 2002 (3)	(audited) 2001 (4)
Revenue	£ 24,022	£ 41,056	£ 116,101	£ 146,656
Cost of services	18,920	31,915	90,501	111,686
Gross profit	5,102	9,141	25,600	34,970
Operating expenses	6,319	9,044	27,314	31,285
Goodwill amortization	302	300	1,210	1,145
Goodwill impairment	8,750	0	8,750	0
Operating income	(10,269)	(203)	(11,674)	2,540
Interest and other income / (expense)	(150)	(236)	(764)	(675)
Pre-tax income	(10,419)	(439)	(12,438)	1,865
Income tax expense / (credit)	(623)	(138)	(512)	1,115
Net income	(9,796)	(301)	(11,926)	750
Basic earnings per share	£ (1.12)	£ (0.03)	£ (1.37)	£ 0.09
Number of shares used in computation	8,708	8,678	8,700	8,672
Fully diluted earnings per share	£ (1.12)	£ (0.03)	£ (1.37)	£ 0.08
Number of shares used in computation	8,708	8,678	8,700	8,911

CONSOLIDATED BALANCE SHEET DATA

(000s)

as of March 31

	(unaudited) 2002	(audited) 2001
Cash, cash equivalents and marketable securities	£ 5,607	£ 1,670
Trade receivables	10,770	23,492
Other current assets	5,033	11,811
Current assets	21,410	36,973
Tangible fixed assets	2,429	4,543
Goodwill	23,680	33,461
Total assets	47,519	74,977
Short-term debt	0	10,350
Other current liabilities	9,255	14,280
Long-term liabilities	0	160
Shareholders' equity	38,264	50,187

Notes:

(1) Includes an £8,750,000 goodwill impairment charge and £861,000 of redundancy costs and balance sheet write downs.
(2) Includes £1,252,000 of costs primarily related to doubtful debt reserves.
(3) Includes an £8,750,000 goodwill impairment charge, £861,000 of redundancy costs and balance sheet write downs and £945,000 of doubtful debt reserves.
(4) Includes in £438,000 costs borne by the Company in connection with the lapsed First Saddle tender offer and £1,252,000 of costs primarily related to doubtful debt reserves.

Professional Staff plc

CONSOLIDATED INCOME STATEMENT

(000s except per share data)

*** Note: convenience translation only, using the noon buying rate on March 31 2002 of: $1.425 = £1.0000 ***

	3 months to March 31		12 months to March 31	
	(unaudited) 2002 (1)	(unaudited) 2001 (2)	(unaudited) 2002 (3)	(audited) 2001 (4)
Revenue	$ 34,231	$ 58,505	$ 165,444	$ 208,985
Cost of services	26,961	45,479	128,964	159,153
Gross profit	7,270	13,026	36,480	49,832
Operating expenses	9,005	12,888	38,922	44,581
Goodwill amortization	430	428	1,724	1,632
Goodwill impairment	12,469	0	12,469	0
Operating income	(14,634)	(290)	(16,635)	3,619
Interest and other income / (expense)	(214)	(336)	(1,089)	(962)
Pre-tax income	(14,848)	(626)	(17,724)	2,657
Income taxes	(888)	(197)	(730)	1,589
Net income	(13,960)	(429)	(16,994)	1,068
Basic earnings per share	$ (1.60)	$ (0.05)	$ (1.95)	$ 0.12
Number of shares used in computation	8,708	8,678	8,700	8,672
Fully diluted earnings per share	$ (1.60)	$ (0.05)	$ (1.95)	$ 0.12
Number of shares used in computation	8,708	8,678	8,700	8,911

CONSOLIDATED BALANCE SHEET DATA

(000s)

	as of March 31	
	(unaudited) 2002	(audited) 2001
Cash, cash equivalents and marketable securities	$ 7,990	$ 2,380
Trade receivables	15,347	33,476
Other current assets	7,172	16,831
Current assets	30,509	52,687
Tangible fixed assets	3,461	6,474
Goodwill	33,744	47,682
Total assets	67,715	106,842
Short-term debt	0	14,749
Other current liabilities	13,188	20,349
Long-term liabilities	0	228
Shareholders' equity	54,526	71,516

Notes:

(1) Includes an $12,469,000 goodwill impairment charge and $1,227,000 of redundancy costs and balance sheet write downs.
(2) Includes $1,784,000 of costs primarily related to doubtful debt reserves.
(3) Includes an $12,469,000 goodwill impairment charge, $1,227,000 of redundancy costs and balance sheet write downs and £1,347,000 of doubtful debt reserves.
(4) Includes in $624,000 costs borne by the Company in connection with the lapsed First Saddle tender offer and $1,784,000 of costs primarily related to doubtful debt reserves.